News Release

Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta  T2G 0R4
Website: www.fording.ca

For Immediate Release

FORDING ACHIEVES STRONG RESULTS IN 2004

Income from Operations Increased 54% for the Fourth Quarter

and 38% for the Year

CALGARY, February 2, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced strong fourth quarter results.  Net income was $85 million in the fourth quarter, nearly triple the $31 million in 2003. On a full year basis, net income was $150 million, down from $241 million for the same period in 2003. Results for both years included various unusual items as described in the overview section, which had a pronounced effect on the comparability of results between 2004 and 2003. Net income before unusual items, future income taxes and discontinued operations was $57 million in the fourth quarter of 2004 compared with $27 million in 2003 and $146 million and $92 million respectively on a year-to-date basis. Distributable cash for 2004 was $3.80 per unit while total distributions were $4.40 per unit, including $0.39 per unit carried over from 2003.

Income from operations increased to $57 million during the fourth quarter compared with $37 million during the same period in 2003, due mainly to higher coal prices. On an annual basis, income from operations increased 38% to $170 million from $123 million in 2003.

“Robust coal markets resulted in strong sales near our production capacity,” said Jim Popowich, President of Fording Canadian Coal Trust.  “This combined with higher sales prices for metallurgical coal improved our income from operations over 2004. We are progressing with capacity additions at Cardinal River’s Cheviot Creek pit, Fording River and Elkview to respond to the continuing strong demand for high quality coking coal. This will increase Elk Valley Coal’s production capacity by 3 million tonnes to about 28 million tonnes per year by the end of 2005.”

Jim Popowich continued: “Results of the fourth quarter were affected by higher rail rates as well as increased mining costs.  We also continued with accelerated stripping for future coal release.  Our hard work and dedication delivered strong operating results for the Trust in 2004.”

Highlights for the Fourth Quarter:

  Revenues were $324 million, up 5% mainly on the strength of higher coal sales prices, partially offset by lower volumes and a higher Canadian dollar as compared to the fourth quarter of 2003.

  Cost of products sold decreased 12% to $115 million from $130 million because of lower coal sales volumes, but rose on a per tonne basis mainly due to higher maintenance, and mining and processing input costs.

  Transportation and other costs increased 9% to $127 million from $117 million in the fourth quarter of 2003 largely on higher rail and port costs for our metallurgical coal segment.

Fording Canadian Coal Trust

  Completion of final offer arbitration during the quarter determined rail rates for the Elkview mine; this decision has been factored into our rail accruals for all mines pending the outcome of our dispute with Canadian Pacific Railway Company (CPR) over rail rates. Subsequent to the fourth quarter, Elk Valley Coal entered into non-binding mediation with CPR to resolve the dispute over westbound rates. The mediation process is continuing.

  Cash available for distribution was $62 million, or $1.26 per unit. The distribution declared for the quarter totalled $64 million, or $1.30 per unit.

  Elk Valley Coal entered into letters of intent with two major steel producers that contemplate 10-year sales contracts and a 5% equity investment in the Elkview mine. The transactions, which are subject to board approvals, due diligence, the negotiation and settlement of binding agreements and other customary conditions, are expected to be completed during the first quarter of 2005.

Year at a Glance:

  Revenues were $1,168 million, up 12% due to the robust market demand for coal. Realized coal prices increased due to higher U.S. dollar coal prices and gains on foreign currency hedges, offset by a stronger Canadian dollar.

  Cost of product sold was up slightly to $454 million due to higher mining and processing costs. The decision to accelerate removal of overburden to accelerate future coal release also contributed to the higher unit cost of coal produced.

  Transportation and other costs increased 17% to $449 million due to high demurrage (costs largely incurred during the first quarter when shipments were delayed due to weather), ocean freight and higher rail and port rates. Some of the higher rail costs relate to a contract dispute with Canadian Pacific Railway Company. A reasonable provision has been accrued to mitigate the estimated negative impact to financial results that would occur from an unfavourable resolution of the dispute over rail rates.

  Higher coal sales prices were the main reason for the improvement in income from operations in 2004, which increased to $170 million for 2004, up 38% as compared to the previous year.

  The Trust’s share of capital expenditures was $73 million of which $27 million was sustaining capital and $46 million was expansion capital for projects such as development of the Cheviot Creek pit at Cardinal River operations and capacity expansion at Fording River operations.

  Distributable cash for the year ended December 31 was $3.80 per unit. Total distributions for 2004 were $4.40 per unit and included $0.39 per unit carried over from 2003.

Important Information Regarding Financial Statements and Results

All financial information in this news release is unaudited. Readers are cautioned that certain information included in this news release for prior periods may not be directly comparable because of the Plan of Arrangement, the reduction of the Trust’s interest in Elk Valley Coal effective April 1, 2004 and three accounting changes related to asset retirement obligations, the reclassification of certain sales transactions and the inclusion of depreciation, depletion and amortization in the carrying value of inventory.  These items, which are described below, resulted in a number of unusual items being included in income in 2003 and 2004.

Fording Canadian Coal Trust

Plan of Arrangement

Fording Canadian Coal Trust was established in connection with a Plan of Arrangement (Arrangement) that became effective February 28, 2003. For accounting purposes, the Trust is a continuation of its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). The financial statements for the prior year reflect the results of operations and cash flows of Old Fording for the period from January 1, 2003 to February 28, 2003 and the results of the Trust and its operating subsidiary companies thereafter.

The Arrangement also created the Elk Valley Coal Partnership (Elk Valley Coal) by combining the metallurgical coal mining operations and assets formerly owned by Old Fording (Fording River, Greenhills and Coal Mountain mines), Teck Cominco Limited (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Cardinal River mines and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver).

Our financial results and financial position include our metallurgical coal segment through our interest in Elk Valley Coal following its formation and prior to that the metallurgical coal operations of Old Fording; our industrial minerals segment, which has mining and processing operations in the United States and Mexico; and our corporate segment encompassing general and administration expenses not allocated to the other two operating segments.

Since formation, the metallurgical coal operations have included our interest in Elk Valley Coal, which operates six open-pit mines in British Columbia and Alberta. Prior to this date, the metallurgical coal operations included 100% of the results of the three Old Fording mines.

The financial results and other information presented in this report reflect our ultimate 60% interest in Elk Valley Coal commencing with the second quarter of 2004; our 65% interest from February 28, 2003 to March 31, 2004 and, prior to that, Old Fording, unless stated otherwise. Because of the change in metallurgical coal assets and the reduction in our interest, fourth quarter and annual results for 2004 may not be directly comparable to prior periods.

Reduction of Interest in Elk Valley Coal

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The June 2004 report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco considered the report of the independent expert and agreed that substantial synergies were achieved. As a result, the partners agreed that the Trust’s distribution entitlement would be reduced to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements will increase correspondingly over the same period.

We recorded a $38 million non-cash charge to earnings for the second quarter, reflecting the entire 5% reduction in our interest in Elk Valley Coal. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. These additional distribution entitlements will be included in cash available for distribution over the period ending March 31, 2006.

Fording Canadian Coal Trust

Non-GAAP Financial Measures

This report refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as cash available for distribution and net income before unusual items, future income taxes and discontinued operations do not have standardized meanings prescribed by GAAP, these measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

Caution on Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of February 2, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Fording Canadian Coal Trust

Key Statistics

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

Three months ended			Year ended
(millions of Canadian dollars	December 31		December 31
except per unit amounts)	2004	2003	2004	2003

Revenue	$324.3	$310.3	$1,167.5	$1,043.7
Income from operations	$57.1	$37.2	$170.4	$123.1
Net income	$85.4	$30.6	$150.1	$240.9
Income before unusual items, future income
taxes and discontinued operations	$57.0	$27.4	$145.5	$91.5

Basic and diluted earnings per unit:
Net income	$1.74	$0.65	$3.09	$5.08
Net income before unusual items, future income
taxes and discontinued operations	$1.16	$0.59	$3.00	$1.93

Metallurgical Coal Statistics:
Coal sales (million tonnes)	4.0	4.8	15.3	15.3
Average sales price
U.S.$/tonne	$57.30	$44.10	$52.20	$44.50
CDN$/tonne	$79.30	$62.10	$73.10	$64.60

Operating expenses
Cost of product sold, coal (CDN$/tonne)	$27.30	$25.80	$28.00	$27.50
Transportation and other (CDN$/tonne)	$31.70	$24.20	$28.90	$24.70

Industrial Minerals Statistics (Wollastonite):
Sales (thousands of tonnes)	21	19	82	75
Average sales price (U.S.$/tonne)	$395	$434	$425	$429

Fording Canadian Coal Trust

Overview

Cash available for distribution in the fourth quarter of 2004 generally reflects higher sales prices and earnings from our metallurgical coal operations. Distributions declared in the fourth quarter were $1.30 per unit.

(millions of Canadian dollars except per unit amounts)		Three months ended December 31	Year ended December 31 2004	February 28 2003 to December 31 2003*
2004		2003

Cash available for distribution	$61.7	$41.0	$182.2	$118.9
Distributions declared	$63.7	$46.9	$213.5	$210.3

Weighted average number of units outstanding (in millions)	49.0	46.8	48.5	47.4

Per unit amounts:
Cash available for distribution	$1.26	$0.87	$3.76	$2.51
Distributions declared	$1.30	$1.00	$4.40	$4.49

* The period from the formation of the Trust to December 31, 2003.

For 2004, distributions include $18 million of available cash carried over from 2003, or $0.39 per unit. In 2003, distributions were for a ten-month period and included special distributions of $70 million, or $1.50 per unit, resulting from the Arrangement plus a $40 million, or an $0.85 per unit benefit from a one-time inventory reduction.

The reconciliation from net income to net income before unusual items, future income taxes and discontinued operations, which is a non-GAAP measure, is provided in the following table:

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2004	2003	2004	2003

Net income per financial statements	$85.4	$30.6	$150.1	$240.9

Add (deduct):
Loss (gain) on corporate reorganization	-	-	37.5	(48.7)
Benefit of change in inventory valuation	-	-	(10.8)	-
Future income taxes	(28.4)	(3.2)	(31.3)	(22.0)
Net income from discontinued operations	-	-	-	(78.7)

Net income before unusual items, future income taxes and discontinued operations	$57.0	$27.4	$145.5	$91.5

Fording Canadian Coal Trust

INCOME FROM OPERATIONS

Metallurgical Coal

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars except per tonne amounts)	2004	2003	2004	2003
Metallurgical Coal Statistics
Coal production (millions of tonnes)	3.9	3.9	15.2	14.4
Coal sales (millions of tonnes)	4.0	4.8	15.3	15.3
Average sales price
U.S.$/tonne	$57.30	$44.10	$52.20	$44.50
CDN$/tonne	$79.30	$62.10	$73.10	$64.60
Operating expenses
Cost of product sold (CDN$/tonne)	$27.30	$25.80	$28.00	$27.50
Transportation and other (CDN$/tonne)	$31.70	$24.20	$28.90	$24.70

Income from operations
Revenue	$313.5	$298.9	$1,118.4	$995.6
Cost of product sold	108.2	123.3	428.2	422.0
Transportation and other	125.7	115.5	442.2	378.4
Selling, general and administration	6.6	5.4	20.3	14.9
Depreciation and depletion	12.4	15.6	53.0	53.0
Income from operations	$60.6	$39.1	$174.7	$127.3

Fourth quarter and annual revenues benefited from higher prices for the 2004 coal year, offset slightly by a higher effective U.S./Canadian dollar exchange rate. Income from metallurgical coal operations increased 55% in the fourth quarter to $61 million due primarily to an increase in the average Canadian dollar sales price, offset by lower sales volumes and higher transportation costs.  Sales volumes decreased in the fourth quarter of 2004 as compared with 2003 as a result of two factors: the reduction in the Trust’s distribution entitlement from Elk Valley Coal; and the decision to reduce inventory levels.

High production levels continued into the fourth quarter, with Elk Valley Coal moving 8% more waste and raw coal in the quarter and 28% for the year as compared to 2003. Unit cost of product sold increased 6% in the fourth quarter and 2% for the year largely due to higher maintenance costs and costs for mining and processing inputs.  Items such as steel surcharges and high diesel prices contributed to increased costs.  In addition, the decisions to mine overburden during shutdowns to accelerate future coal release and to maximize production of available coal in order to meet customer needs contributed to the rise in unit costs.

The most significant impact to operations during the year was the increase in transportation and other costs. These costs were $126 million in the fourth quarter, up 9% over the same period in 2003, and $442 million for 2004, an increase of 17% over 2003.  Higher rail and port rates combined with a contingency provision for disputed rail rates were the major contributors to the year over year increase.

In July 2004, Canadian Pacific Railway Company (CPR), the exclusive rail service provider for the shipment of coal from our Elk Valley mines to the ports in Vancouver, commenced an action in the Alberta courts relating to the dispute over rail rates and claimed damages of $14 million to June 30, 2004. Elk Valley Coal has filed a statement of defence responding to CPR’s action. In the fourth quarter of 2004, a final offer arbitration determined rail rates for the Elkview mine, subject to the pending decision from the Canadian Transportation Agency (CTA).  Unitholders are directed to the news release of December 14, 2004 for more information regarding the final offer arbitration.

Fording Canadian Coal Trust

In January 2005, Elk Valley Coal and CPR agreed to engage in non-binding mediation to resolve the dispute over rail rates.  The parties agreed to hold the legal proceedings and the decision of the CTA in abeyance pending the outcome of mediation.  At this time, mediation discussions are continuing.

As at December 31, 2004, we have accrued a reasonable provision for rail rates. However, this accrual may have to be increased or decreased if the mediation discussions are settled prior to the issuance of our audited 2004 consolidated financial statements.

On an annual basis, demurrage charges of $22 million, the majority of which were incurred in the first quarter, contributed to higher transportation and other costs in 2004. Higher ocean freight rates during the year also affected transportation and other costs. However, higher ocean freight costs are recovered from customers in the form of higher coal sales prices and have no net impact to income from operations.

In 2004, selling, general and administration costs increased 36% due to higher marketing costs and an $8 million charge for severance benefits pursuant to change in control agreements with certain former senior executives.

Development and Expansion

Initial coal production from the Cheviot Creek pit at the Cardinal River operations began in the fourth quarter of 2004. The Trust’s share of total capital expenditures for the project is $72 million, of which approximately $46 million was spent in 2004. Development of the pit is progressing; however increased activity in the global mining industry is resulting in delays in deliveries of equipment from manufacturers. It is anticipated that the full annual production rate of 2.8 million tonnes annually will be achieved in the third quarter of 2005 with the Trust’s share being 1.7 million tonnes.

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have applied to the Federal Court seeking a further environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain approvals issued by Alberta Environment in connection with the project. The Environmental Assessment Board heard the appeal in mid-January and the parties are awaiting a decision. The board dismissed an appeal filed by a second individual.

While unanticipated, negative decisions related to these legal issues could impact future operations at the site. Elk Valley Coal continues to monitor progress on these legal issues, and management does not expect that outcomes from these proceedings represent a material risk to the ongoing mining at the Cheviot Creek pit.

Plant expansion commenced at the Fording River operations in the fourth quarter of 2004. The majority of the $18 million budgeted to expand processing capacity by 1.0 million tonnes to 10.5 million tonnes of coal per year will be spent in 2005. With plant expansion underway, further capital will be spent to increase the capacity of the mine by the end of the second quarter of 2005 in order to utilize plant capacity.

In December, Elk Valley Coal entered into letters of intent with two major steel producers that contemplate 10-year sales contracts and a 5% equity investment (2.5% for each POSCO and Nippon Steel Corporation) in the Elkview mine. The U.S.$50 million proceeds of the investment is intended to be used to increase the annual production capacity of the Elkview mine from 6.0 to 7.0 million tonnes of coal by the end of 2007, of which our share is approximately four million tonnes. The transactions, which are subject to board approvals, due diligence, the negotiation and settlement of binding agreements and other customary conditions, are expected to be completed during the first quarter of 2005.  The completion of this transaction is expected to result in a pre-tax gain for the Trust of approximately $25 million on the sale of the 5% interest in the Elkview mine.

Our share of capital expenditures for 2005 will be approximately $100 million of which approximately $65 million will be for expansion and $35 million for sustaining purposes. Planned sustaining capital

Fording Canadian Coal Trust

expenditures are expected to be approximately $40 million per year over the next few years in order to replace older equipment and achieve productivity gains.

Industrial Minerals

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars except as noted)	2004	2003	2004	2003
Statistics - Wollastonite
Sales (thousands of tonnes)	21	19	82	75
Average sales price (U.S.$/tonne)	$395	$434	$425	$429
Income from operations
Revenue	$10.8	$11.4	$49.1	$48.1
Cost of product sold	6.7	6.7	26.2	26.8
Transportation and other	1.6	1.4	7.0	6.2
Selling, general and administration	1.6	1.0	5.2	5.6
Depreciation and depletion	1.0	1.3	5.0	5.7
Income from operations	$(0.1)	$1.0	$5.7	$3.8

Income from our industrial minerals operations increased 50% from the previous year to $6 million for 2004, despite lower sales prices in the fourth quarter, which contributed to a loss from operations for the quarter. Increased sales volumes from an improving economy, new product development and lower cost of product sold were the main contributing factors, partially offset by a higher U.S. / Canadian exchange rate compared to the same periods last year.

OTHER INCOME AND EXPENSES AND DISCONTINUED OPERATIONS

Interest expense decreased almost $2 million to $2 million in the fourth quarter of 2004 and from $15 million to $13 million for the year as compared to the same periods in 2003. The decrease is mainly due to the $99 million reduction in debt from the proceeds of our equity issue in April 2004 and $1 million of interest capitalized in the fourth quarter of 2004 related to the Cheviot Creek pit expansion at Cardinal River operations.

Other income and expenses includes interest and investment income as well as miscellaneous income and expenses. A change in accounting practices adopted in 2004 resulted in unusual income of $11 million, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year. Other income in 2003 includes $5 million of interest earned on income tax reassessments.

Income tax expense

Current income taxes consist primarily of British Columbia mineral taxes and Alberta Crown royalties on the cash flows of the metallurgical coal operations and, to a lesser extent, income tax related to the industrial minerals operations. While our average effective mineral tax rate increased in 2004 due to increased cash flows from the metallurgical coal operations, mineral taxes and Crown royalties were reduced by higher capital expenditures in 2004.

The future income tax recovery during the fourth quarter of 2004 reflects the recognition of the benefit of net tax operating losses of Fording Inc. With the settlement of coal sale contracts for the 2005 coal year which increased coal prices significantly, management expects that the benefit of these losses will be realized.  The recovery in 2003 resulted from the enactment of lower income tax rates.

Fording Canadian Coal Trust

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2004	2003	2004	2003
Current income taxes:
Canadian income taxes	$0.5	$(0.2)	$2.6	$5.7
Provincial mineral taxes and Crown royalties	-	4.9	11.7	14.6
Foreign income taxes	0.5	0.5	4.0	2.3
	1.0	5.2	18.3	22.6
Future income taxes arising from tax rate changes	-	-	-	-
Future income tax (recovery)	(28.4)	(3.2)	(31.3)	(22.0)
Total income tax expense (recovery)	$(27.4)	$2.0	$(13.0)	$0.6

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2004	2003	2004	2003
Summary of Cash Flows
Operating activities	$101.1	$70.9	$269.5	$174.3
Investing activities	(22.9)	(8.1)	(59.5)	322.0
Financing activities, excluding distributions	-	0.3	(1.3)	(280.4)
Increase in cash before distributions	78.2	63.1	208.7	215.9
Distributions to unitholders	(53.9)	(46.8)	(196.7)	(163.4)
Increase in cash	24.3	16.3	12.0	52.5
Cash - beginning of period	40.2	36.2	52.5	-
Cash - end of period	$64.5	$52.5	$64.5	$52.5

At the end of the fourth quarter of 2004, we held cash and cash equivalents of $65 million and had $192 million of revolving bank credit facilities. There are no borrowings under these facilities; however $43 million was used to support letters of credit and letters of guarantee at December 31, 2004.

Cash flows from operating activities are largely influenced by the results of our metallurgical coal operations. Cash flows from operating activities before working capital changes were $73 million for the fourth quarter of 2004, up $28 million from the prior year on the strength of the improved results from metallurgical coal operations. Changes in non-cash working capital stayed relatively consistent for the quarter as compared to the fourth quarter of 2003 but increased $28 million over the year. Variations in items such as accounts receivable, inventories and accounts payable generally contribute to variances that fluctuate over various time periods. In 2004, accounts receivable increased due mainly to higher sales prices. Inventories decreased due mainly to the reduction of raw coal stockpiles. Accounts payable were up mainly due to the accrual related to the dispute over rail rates. Cash flow from operating activities was $270 million in 2004, up significantly from the prior year due to higher coal prices, offset to some degree by higher operating costs. In 2003, certain transactions under the Arrangement did not affect cash flow from operating activities, and results from the metallurgical coal operations in 2003 and a decrease in working capital were offset in part by reorganization costs.

Investing activities during the fourth quarter included capital expenditures of $27 million, of which approximately $12 million were sustaining and the balance was for development and start-up costs related to the Cheviot Creek pit at Cardinal River operations and plant expansion at Fording River operations. Additions to capital assets in 2004 increased to $73 million from $20 million spent in 2003, reflecting a

Fording Canadian Coal Trust

greater level of development activity to expand capacity and production as well as higher sustaining capital projects at the mines in order to upgrade equipment, accelerate coal release and achieve productivity gains. A significant portion of sustaining capital expenditures in the fourth quarter of 2004 was at Fording River for new equipment and plant upgrades.

The major financing activity during the fourth quarter was payment of distributions of $54 million. For the year, the major financing activities were the payment of distributions of $197 million and the units offering that raised net proceeds of $99 million, which were used to repay bank debt. The financing activities in 2003 were mainly related to the Plan of Arrangement and the payment of distributions to unitholders.

At December 31, 2004, our long-term bank debt amounted to $201 million, while $149 million of unused lines of credit were available under the current bank credit facilities. Terms of the long-term bank debt require $51 million to be refinanced by February 28, 2005 and $150 million by February 28, 2006. Fording and Elk Valley Coal are in the process of finalizing a new credit facility, substantially with their existing banking syndicate, which would provide each with a five-year revolving, floating rate, annually extendable facility. The Fording $400 million facility would be utilized first to refinance the full amount of the outstanding term debt of $201 million. The unutilized line would be available for general corporate purposes, including the funding of Fording’s interest in the proposed expansions.  The Elk Valley Coal $150 million facility will be utilized for general operating purposes.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for our expansion plans and other requirements. We anticipate that we have the ability to generate sufficient funds from operating and financing activities, in the short term and the long term, to maintain our productive capacity and to fund planned growth and development activities. The Trust’s planned capital expenditures are expected to be financed with a combination of debt, equity from the proposed investment in Elkview by the steel mills and available cash flow. This may have an impact on distributions to unitholders. The Trust also has the ability to establish a reserve from cash otherwise available for distribution.

We mitigate some of the risk surrounding foreign currency exchange rates by our policy to hedge a portion of our U.S. dollar exposure through the use of foreign exchange forward contracts. In the fourth quarter, Fording entered into an additional $180 million of foreign exchange forward contracts for the 2005 and 2006 years. Our realized gain on foreign exchange included in revenues in 2004 was $83 million compared with $43 million in 2003.

OUTLOOK

Going into 2005, we will continue to focus on increasing capacity and production.  We are targeting to increase Elk Valley Coal’s metallurgical coal operations’ capacity to 28 million tonnes in 2005, while attaining a coal sales volume of over 27 million tonnes, of which the Trust’s share will be 16 million tonnes. We intend to focus on additional expansion thereafter to further increase capacity to approximately 30 million tonnes by the end of 2007. At that time, we will work with the railways in order to ensure rail capacity for future expansion.

We will continue to advance our strategy of building long-term unitholder value through efficient management of the Trust and prudent capital investment. Our expertise and hard work combined with the robust coal markets are expected to provide strong returns in 2005. However, as a result of coal year pricing and carryover impacts, we expect better results in the last half as compared with the first half of 2005. Recent poor weather conditions in January has somewhat hampered our mining operations and the movement of coal to port, which may affect first quarter results.

Fording Canadian Coal Trust

Cash Available for Distribution

Our financial results, and therefore the amount of cash available for distribution to unitholders, are highly dependent on key variables such as coal prices, coal production and sales volumes, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

Changes in any of these factors could have a material impact on our results and cash available for distribution to unitholders.

Coal Markets

Hard coking coal markets continue to remain very tight due to the ongoing increased demand from the global steel industry.  Over the past few years, China has reversed its position from a net exporter of hard coking coal to a net importer, and at the same time has reduced exports of coke to the steel industry.  The global steel industry has responded by planning significant additions to future domestic coke production capacity to replace lost Chinese coke imports, which will increase the demand for hard coking coal from producers such as Elk Valley Coal.

A trend is emerging for steel producers to sign long-term contracts or purchase interests in coal producers in order to secure additional supplies of hard coking coal to meet their future needs. Higher coal prices are serving to attract new production supply to the market. In addition to Elk Valley Coal’s planned production increases, other smaller-scale Canadian producers started production and made their first metallurgical coal shipments in 2004. Australian producers have also announced plans for capacity increases. However, few brownfield opportunities exist that can be brought into production quickly. This is aggravated by the fact that logistics chains are strained and will require expansion in major exporting nations, and because the global increase in mining has resulted in significant lead time on the delivery of large mining equipment. These factors and continued strong demand indicate that it may be one to two years time before the metallurgical coal markets can be brought back into balance.

Our coal is fully contracted for the remainder of the 2004 coal year and all of the 2005 coal year, with more than 95% of volumes contracted under evergreen or long-term agreements. The robust metallurgical coal market and undersupply situation provided an environment of higher priceswith coal producers realizing the highest level of coal year sales prices ever experienced. Fording believes that the current tight markets will continue through 2005 and likely into 2006. Realizing the cyclical nature of the metallurgical coal industry and the expectation that new supply will influence market dynamics, expansion must be managed with an understanding of future variability in sales prices. Fording has a number of other properties that have the potential to provide additional metallurgical coal volumes in the future if market conditions warrant their development.

Based on the ongoing undersupply situation, Elk Valley Coal is progressing with initiatives such as the development of the Cheviot Creek pit at the Cardinal River operations and incremental growth opportunities at existing mines to increase annual production to 30 million tonnes over the next two to three years.

Mining Costs

Underlying mining and processing costs such as fuel, steel, tires, labour and maintenance can have a significant impact to our cost of product sold. With the increase in global petroleum prices and demand for steel, we have experienced higher charges for diesel fuel and steel used for operating supplies, which has continued into 2005. In addition, the recent growth in global mining activities has created a demand for mining equipment and tires that outpaces supply. As a result, future operations could be impacted if we have trouble obtaining tires on a timely basis. Lastly, labour costs have increased as the growth in the mining industry has created demand and competition for available trades people.

Fording Canadian Coal Trust

These factors could affect production, productivity and costs of the metallurgical coal operations, and have a material adverse effect on cash available for distribution to unitholders.

Mine Collective Agreements

Collective agreements covering production and maintenance employees at three of Elk Valley Coal’s mines will expire prior to the end of 2005. The collective agreement at the Coal Mountain operations expired on December 31, 2004, and negotiations are ongoing. Agreements at Line Creek and Elkview operations expire at the end of May and October 2005, respectively. The agreement at Fording River operations expires in 2006 while Cardinal River’s agreement expires in 2007.

Should an agreement not be reached at one or more of these operations, prolonged work stoppages could occur that would have a material adverse effect on cash available for distribution to unitholders.

Rail Service and Rates

The rail systems servicing our mines are being pressed to meet the capacity requirements of all industries shipping westbound to Vancouver. Going forward, our ability to substantially increase coal sales from the Elk Valley mines will require additional rail capacity.

As previously mentioned, Elk Valley Coal is in a contract dispute over freight rates with Canadian Pacific Railway Company (CPR). CPR has stated that the dispute is not expected to adversely affect the shipment of coal from the Elk Valley mines. However, an unfavourable resolution could result in a material increase in future rail rates charged to Elk Valley Coal.

Expectations for 2005

Elk Valley Coal settled 2005 coal year negotiations at a weighted average coal price of approximately U.S$122 per tonne on an FOB west coast port equivalent basis.  Taking into account various factors that impact yearly coal sales, the weighted average price of 2005 calendar year sales for our various brands of coal are expected to be slightly over U.S.$100 per tonne. Coal sales volumes are targeted to exceed 27 million tonnes for 2005, of which the Trust’s share will be 16 million tonnes.

We estimate that our 2005 expansion plans will require approximately $35 million in sustaining capital expenditures and $65 million in expansion capital expenditures from the Trust, which will be allocated primarily to the Cardinal River, Elkview and Fording River operations.

Fording Canadian Coal Trust

Foreign Exchange Hedging

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Fording Inc. and Elk Valley Coal. Our hedging policy has no minimum limits. The following table summarizes the Trust’s outstanding hedged positions at December 31, 2004.

	Amount Hedged (millions of U.S.$)
	Elk Valley Coal				Average Exchange Rates
Year	100%	60%	Fording Inc.	Trust's Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)

2005	$355	$213	$216	$429	1.40	0.71
2006	95	57	53	110	1.44	0.69
2007	-	-	16	16	1.46	0.69
	$450	$270	$285	$555

At December 31, 2004, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $116 million based on the U.S./Canadian dollar exchange rate of U.S. $0.83. The Trust’s realized gain on foreign exchange included in revenues in the fourth quarter of 2004 was $36 million (2003 - $19 million) and for the year-to-date was $83 million (2003 - $42.6 million).

Number of Units Outstanding

There were approximately 49 million trust units outstanding on December 31, 2004 and February 2, 2005.

Foreign Ownership Legislation

After consultation with the trust industry, the Federal government decided to defer implementation of certain amendments to federal income tax laws that were proposed in the March 2004 Federal Budget and in a news release issued in September,  until further review and consultation can be undertaken. These amendments dealt with non-resident ownership limitations, which generally provide that an income trust, in order to retain its status as a mutual fund trust for purposes of the Income Tax Act, must not be established or maintained primarily for the benefit of non-residents.

Based on the best available information, the Trust’s foreign ownership is currently estimated to be approximately 47%. The Declaration of Trust contains a number of provisions that permit the Trustees to undertake a variety of actions in order to limit non-resident ownership so as to maintain the Trust’s status as a mutual fund trust. The Trustees will continue to monitor the level of non-resident ownership and is considering the options available to the Trust in order to maintain such status, including implementation of a mandatory registration system in order to control the level of non-resident ownership.

Risk Factors

Unitholders should refer to the ‘Risk Factors’ section in the 2003 annual report and the annual information form dated March 19, 2004 for other factors that could potentially impact Fording’s financial performance and targets.

Fording Canadian Coal Trust

Conference Call and Webcast

A conference call to discuss these results will be held Thursday, February 3 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-3911 or 416-640-4127 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, currently supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

Ph: (403) 260-9834

403-260-9817

E:  investors@fording.ca

E:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
	Three months ended December 31		Year ended December 31
(millions of Canadian dollars, except per unit amounts)	2004	2003	2004	2003
Revenues	$324.3	$310.3	$1,167.5	$1,043.7
Expenses
Cost of products sold	114.9	130.0	454.4	448.8
Transportation and other	127.3	116.9	449.2	384.6
Selling, general and administration	10.9	8.6	32.8	25.9
Depreciation and depletion	14.1	17.6	60.7	61.3
	267.2	273.1	997.1	920.6
Income from operations	57.1	37.2	170.4	123.1
Other income (expense)
Interest expense	(2.4)	(4.0)	(12.8)	(15.1)
Other, net	3.3	(0.6)	17.0	6.1
Gain (loss) on corporate reorganization	-	-	(37.5)	48.7
Income before taxes anddiscontinued operations	58.0	32.6	137.1	162.8
Income tax (recovery) expense	(27.4)	2.0	(13.0)	0.6
Income before discontinued operations	85.4	30.6	150.1	162.2
Discontinued operations	-	-	-	78.7
Net income	$85.4	$30.6	$150.1	$240.9
Weighted average number of units outstanding (in millions)	49.0	46.8	48.5	47.4
Before discontinued operations	$1.74	$0.65	$3.09	$3.42
Net income	$1.74	$0.65	$3.09	$5.08

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
Three months ended December 31			Year ended December 31
(millions of Canadian dollars)	2004	2003	2004	2003
Balance - beginning of period	$255.2	$159.9	$190.5	$291.8
Net income for the period	85.4	30.6	150.1	240.9
Adjustment for adoption of new accounting standard for asset retirement obligations	-	-	-	8.8
Repurchase of capital stock	-	-	-	(351.0)
Balance - end of period	$340.6	$190.5	$340.6	$190.5

Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2004	2003	2004	2003
Operating activities
Net income	$85.4	$30.6	$150.1	$240.9
Items not using (providing) cash:
Loss on reduction of interest in Elk Valley Coal	-	-	35.2	-
Depreciation and depletion	13.9	17.3	58.6	62.3
Provision for asset retirement obligations, net	0.5	0.5	3.0	2.8
Future income taxes	(28.4)	(3.2)	(31.3)	34.3
Income from change in inventory valuation	-	-	(10.8)	-
Loss (gain) on disposal of assets	0.1	0.2	0.2	(202.8)
Other items, net	1.0	(0.8)	0.3	0.9
	72.5	44.6	205.3	138.4
Decrease in non-cash working capital	28.6	26.3	64.2	35.9
Cash from operating activities	101.1	70.9	269.5	174.3
Investing activities
Additions to capital assets	(26.8)	(6.7)	(72.8)	(20.4)
Proceeds on disposal of assets	0.5	-	1.1	362.8
Cash payment for Luscar assets	-	-	-	(12.3)
Other investing activities, net	3.4	(1.4)	12.2	(8.1)
Cash (used in) from investing activities	(22.9)	(8.1)	(59.5)	322.0
Financing activities
Increase (decrease) in long term debt	-	1.3	(99.0)	165.0
Increase (decrease) in bank indebtedness	-	-	0.4	(1.1)
Issuance of units, net	0.9	1.4	100.4	12.3
Repurchase of capital stock	-	-	-	(377.1)
Payments under the Arrangement	-	-	-	(75.3)
Other financing activities, net	(0.9)	(2.4)	(3.1)	(4.2)
Financing activities, before distributions	-	0.3	(1.3)	(280.4)
Distributions declared	(63.7)	(46.9)	(213.5)	(210.3)
Increase in distributions payable	9.8	0.1	16.8	46.9
Financing activities related to distributions	(53.9)	(46.8)	(196.7)	(163.4)
Cash used in financing activities	(53.9)	(46.5)	(198.0)	(443.8)
Increase in cash and equivalents	24.3	16.3	12.0	52.5
Cash and cash equivalents - beginning of period	40.2	36.2	52.5	-
Cash and cash equivalents - end of period	$64.5	$52.5	$64.5	$52.5

Fording Canadian Coal Trust

CONSOLIDATED BALANCE SHEETS
(unaudited)
(millions of Canadian dollars)	December 31 2004	December 31 2003
Assets
Current assets
Cash and cash equivalents	$64.5	$52.5
Accounts receivable	86.8	79.0
Inventory	113.0	130.3
Prepaid expenses	2.6	2.9
	266.9	264.7
Capital assets	635.8	661.1
Goodwill	44.4	46.7
Other assets	21.1	26.9
	$968.2	$999.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$132.6	$91.2
Income taxes payable	10.7	7.0
Distribution payable	63.7	46.9
Current portion of long-term debt	52.7	3.3
	259.7	148.4
Long-term debt	154.2	306.6
Other long-term liabilities	91.9	81.6
Future income taxes	180.4	211.9
Commitments and contingencies
	686.2	748.5
Unitholders' equity
Trust units	357.7	257.3
Accumulated earnings	340.6	190.5
Accumulated cash distributions	(423.8)	(210.3)
Foreign currency translation adjustments	7.5	13.4
	282.0	250.9
	$968.2	$999.4

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

1.    DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors, our changing interest in Elk Valley Coal and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented below may not be comparable to similarly named measures presented by other trusts. The per-unit amounts of cash paid or declared to be paid to unitholders reflect the actual amounts based on the number of units outstanding on the record dates for the payments, which differs from the weighted average number of units used to calculate earnings per unit.

	Three months ended December 31			Year ended December 31 2004	February 28 2003 to December 31 2003*
(millions of Canadian dollars)	2004		2003
Cash Available for Distribution
Cash flows from operating activities		$101.1	$70.9	$269.5	$229.6
Add (deduct):	$
Decrease in non-cash working capital		(28.6)	(26.3)	(64.2)	(99.5)
Sustaining capital expenditures, net		(11.7)	(2.9)	(25.9)	(8.7)
Capital lease payments		$-	(0.4)	(0.7)	(1.3)
Other		0.9	(0.3)	3.5	(1.2)
Cash reserve		-	-	-	-
Cash available for distribution		$61.7	$41.0	$182.2	$118.9
* The period from the formation of the Trust to December 31, 2003.

The 2003 distributions included a special payment of $70 million pursuant to the Arrangement. In addition, the draw down of product inventory contributed $39.8 million to the distribution paid in the fourth quarter of 2003.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

2.  SEGMENT INFORMATION

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2004	2003	2004	2003
Metallurgical Coal
Revenues	$313.5	$298.9	$1,118.4	$995.6
Cost of products sold	(108.2)	(123.3)	(428.2)	(422.0)
Transportation and other	(125.7)	(115.5)	(442.2)	(378.4)
Selling, general and administration	(6.6)	(5.4)	(20.3)	(14.9)
Depreciation and depletion	(12.4)	(15.6)	(53.0)	(53.0)
Income from operations	60.6	39.1	174.7	127.3
Interest expense	(0.3)	0.4	(1.1)	(2.1)
Other income (expense)	1.1	0.4	12.3	1.8
Income taxes (expense) recovery	26.0	(1.4)	15.4	1.8
Income before discontinued operations	87.4	38.5	201.3	128.8
Industrial Minerals
Revenues	10.8	11.4	49.1	48.1
Cost of products sold	(6.7)	(6.7)	(26.2)	(26.8)
Transportation and other	(1.6)	(1.4)	(7.0)	(6.2)
Selling, general and administration	(1.6)	(1.0)	(5.2)	(5.6)
Depreciation and depletion	(1.0)	(1.3)	(5.0)	(5.7)
Income from operations	(0.1)	1.0	5.7	3.8
Interest expense	-	-	(0.1)	(0.1)
Other income (expense)	-	-	0.5	-
Income taxes	1.4	(0.6)	(2.4)	(2.4)
Income before discontinued operations	1.3	0.4	3.7	1.3
Corporate
Selling, general and administration	(2.7)	(2.2)	(7.3)	(5.4)
Depreciation and depletion	(0.7)	(0.7)	(2.7)	(2.6)
Loss from operations	(3.4)	(2.9)	(10.0)	(8.0)
Interest expense	(2.1)	(3.6)	(11.6)	(12.9)
Other income (expense)	2.2	(0.2)	4.2	4.3
Corporate reorganization	-	-	(37.5)	48.7
Income (loss) before discontinued operations	(3.3)	(6.7)	(54.9)	32.1
Consolidated
Revenues	324.3	310.3	1,167.5	1,043.7
Cost of products sold	(114.9)	(130.0)	(454.4)	(448.8)
Transportation and other	(127.3)	(116.9)	(449.2)	(384.6)
Selling, general and administration	(10.9)	(8.6)	(32.8)	(25.9)
Depreciation and depletion	(14.1)	(17.6)	(60.7)	(61.3)
Income from operations	57.1	37.2	170.4	123.1
Interest expense	(2.4)	(4.0)	(12.8)	(15.1)
Other income (expense)	3.3	(0.6)	17.0	6.1
Corporate reorganization	-	-	(37.5)	48.7
Income taxes	27.4	(2.0)	13.0	(0.6)
Income before discontinued operations	$85.4	30.6	$150.1	$162.2

Fording Canadian Coal Trust